SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 5

                            Cambridge Holdings, Ltd.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    132198201
                                    ---------
                                 (CUSIP Number)

                             Robert M. Bearman, Esq.
                                Patton Boggs LLP
                         1660 Lincoln Street, Suite 1900
                             Denver, Colorado 80264
                                 (303) 830-1776
    --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 9, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No. 132198201

(1) Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)(1)

     The Peierls Foundation, Inc. 13-6082503

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b) [X]

(3)  SEC Use Only ___________________________________________________________

(4) Source of Funds (See Instructions):

     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     N/A

(6) Citizenship or Place of Organization

     New York, USA

Number of Shares      (7)  Sole Voting Power:                   467,637
Beneficially Owned
by Each Reporting     (8)  Shared Voting Power:                       0
Person with:
                      (9)  Sole Dispositive Power:              467,637

                      (10)  Shared Dispositive Power:                 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     467,637

______________________

(1) Joint filing pursuant to Rule 13D-1(k)(1). This Schedule 13D is filed jointly by The Peierls Foundation, Inc. (the "Foundation") and is also being filed on behalf of Brian E. Peierls, the Vice President and a Director of the Foundation. E. Jeffrey Peierls and Malcolm A. Moore also serve as Directors and officers of the Foundation. Brian E. Peierls, E. Jeffrey Peierls and Malcolm Moore may be deemed to share beneficial ownership of the securities which the Foundation owns; however, none of them has any pecuniary interest in the securities owned by the Foundation. Neither E. Jeffrey Peierls nor Malcolm A. Moore directly beneficially owns more than 5% of the outstanding common stock of Cambridge Holdings, Ltd. (the "Company").


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
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     _____

(13) Percent of Class Represented by Amount in Row (11):

     13.32%

(14) Type of Reporting Person (See Instructions):

     CO










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



CUSIP No. 132198201

(1) Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)(2)

         Brian E. Peierls

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b) [X]

(3)      SEC Use Only _____________________________________________________

(4) Source of Funds (See Instructions):

         N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         N/A

(6)      Citizenship or Place of Organization

         United States

Number of Shares      (7)  Sole Voting Power:                    219,011
Beneficially Owned
by Each Reporting     (8)  Shared Voting Power:                  467,637
Person with:
                      (9)  Sole Dispositive Power:               219,011

                      (10)  Shared Dispositive Power:            467,637

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

         219,011


_________________

(1) Joint filing pursuant to Rule 13D-1(k)(1). This Schedule 13D is filed jointly by The Peierls Foundation, Inc. (the "Foundation") and is also being filed on behalf of Brian E. Peierls, the Vice President and a Director of the Foundation. E. Jeffrey Peierls and Malcolm A. Moore also serve as Directors and officers of the Foundation. Brian E. Peierls, E. Jeffrey Peierls and Malcolm Moore may be deemed to share beneficial ownership of the securities which the Foundation owns; however, none of them has any pecuniary interest in the securities owned by the Foundation. Neither E. Jeffrey Peierls nor Malcolm A. Moore directly beneficially owns more than 5% of the outstanding common stock of Cambridge Holdings, Ltd. (the "Company").


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


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         ---

(13) Percent of Class Represented by Amount in Row (11):

         6.23%

(14) Type of Reporting Person (See Instructions):

         IN






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Item 1.    Security and Issuer.

Name and address of principal executive offices of Issuer:

         Cambridge Holdings, Ltd.
         106 South University Blvd, #14
         Denver, CO  80209

Title and class of equity securities:

         Common Stock

Item 2.    Identity and Background.

     This Amended Schedule 13D is being filed jointly by The Peierls Foundation Inc. (the "Foundation"), and one of its Directors, Brian E. Peierls. E. Jeffrey Peierls and Malcolm A. Moore also serve as Directors and officers of the Foundation. Brian E. Peierls, E. Jeffrey Peierls and Malcolm Moore may be deemed to share beneficial ownership of the securities which the Foundation owns; however, none of them has any pecuniary interest in the securities owned by the Foundation. Neither E. Jeffrey Peierls nor Malcolm A. Moore directly beneficially owns more than 5% of the outstanding common stock of Cambridge Holdings, Ltd. (the "Company").

Item 3.    Source and Amount of Funds or Other Consideration.

     On November 9, 2005, E. Jeffrey Peierls gifted a total of 287,824 shares of common stock of the Company to the Foundation, which increased the Foundation's beneficial ownership of the Company's common stock from approximately 5.3% to approximately 13.32%. This gift reduced Mr. Peierls' beneficial ownership of the Company's common stock from approximately 8.9% to approximately 0.41%.

Item 4.    Purpose of the Transaction.

     Each of the reporting persons has purchased and holds the shares for investment purposes. Neither of the reporting persons has any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D.

Item 5.    Interests in Securities of the Issuer.

(a) The Foundation is the direct beneficial owner of 467,637 shares, or approximately 13.32% of the 3,509,877 shares outstanding as of November 2, 2005 (the "Outstanding Shares"), according to the information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 (the "Quarterly Report"). By virtue of the relationships described under
Item 2 of this Schedule 13D, each of Brian E. Peierls, E. Jeffrey Peierls and Malcolm A. Moore may be deemed to share beneficial ownership of the shares directly owned by the Foundation; however, none of them has any pecuniary interest in the securities owned by the Foundation. Neither E. Jeffrey Peierls nor Malcolm A. Moore directly beneficially owns more than 5% of the outstanding common stock of Cambridge Holdings, Ltd. (the "Company").

Brian Peierls is the direct beneficial owner of 219,011 shares, including 13,500 shares owned as the nominee for Derek Peierls and 25,000 shares owned as the nominee for Stefan Peierls, or approximately 6.23% of the Outstanding Shares according to the information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Schedule 13D, each of Brian E. Peierls, E. Jeffrey Peierls and Malcolm A. Moore may be deemed to share beneficial ownership of the shares directly owned by the Foundation; however, none of them has any pecuniary interest in the securities owned by the Foundation. Neither E. Jeffrey Peierls nor Malcolm A. Moore directly beneficially owns more than 5% of the outstanding common stock of Cambridge Holdings, Ltd. (the "Company").

(b) Brian E. Peierls has the direct power to vote and direct the disposition of the shares held by him individually. The Foundation has the direct power to vote and direct the disposition of the shares held by the Foundation.

(c) Except as described above in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Company's common stock since the filing of the last Schedule 13D.

(d) Brian E. Peierls has the right to receive and the power to direct the receipt of dividends from, and the proceeds from, the sale of the shares held by him. The Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from, the sale of the shares held by it.

(e) As described in Item 3 of this Schedule 13D, as of November 9, 2005, E. Jeffrey Peierls was no longer a 5% or greater beneficial owner of the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.    Material to be Filed as Exhibits.

None




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                                    SIGNATURE

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:    November 18, 2005              /s/ Brian E. Peierls
                                        ------------------------------
                                        Brian E. Peierls, Individually



                                        THE PEIERLS FOUNDATION



                                         By:  /s/ E. Jeffrey Peierls
                                              ----------------------
                                              E. Jeffrey Peierls, President and
                                              Director









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